PRA INTERNATIONAL
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190
(703) 464-6300
VIA EDGAR CORRESPONDENCE
May 10, 2007
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	PRA International
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-51029
Dear Mr. Rosenberg:
     In response to your letter dated April 13, 2007, PRA International (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.
     Pursuant to the Staff’s request, the Company acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
/s/ J. Matthew Bond
J. Matthew Bond
Chief Financial Officer